

February 11, 2011

Mr. James Dorst
Chief Financial Officer and Chief Operating Officer
SpectraScience, Inc.
11568 Sorrento Valley Rd., Suite 11
San Diego, California 92121

      Re: **SpectraScience, Inc.**
               Form 10-K for the Year Ended December 31, 2009
               Filed March 31, 2010
               File No. 000-13092

Dear Mr. Dorst:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Kevin L. Vaughn
               Accounting Branch Chief